Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 6, 2013	NR 09 - 2013

Avrupa Minerals provides exploration update and AGM results

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Active exploration by partners underway.

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Properties being advanced to “option ready” status.

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Potential JV Partners visit properties in Kosovo and Portugal.

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AGM results positive.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an update on exploration activities in Portugal, Kosovo and Germany, and provide the results of its Annual General Meeting.

Avrupa’s main source of exploration funding comes from its partners on two projects in Portugal.  Avrupa has recently conducted tours of various projects in Kosovo and Portugal with four potential joint venture partners and it is expected that at least one project will be optioned out during the summer of 2013.  The Company is focused on finding new mineral exploration properties, advancing them with early stage exploration to determine if they are attractive targets, and then optioning them out to third parties who can earn a share of the project by conducting advanced exploration and development programs.

Exploration Properties currently under option

Alvalade Project (894.8 km2) - Antofagasta Minerals S.A. (Antofagasta) –– Iberian Pyrite Belt, Southern Portugal

Antofagasta completed a US$300,000 initial study of the project in 2011 and then signed an option agreement to earn a 51% interest in Alvalade licenses by spending US$4 million on exploration over four years.  As of March 31, 2013, Antofagasta had spent approximately $2.9 million since the start-up of the initial study on exploration on the Alvalade Project.  We expect Antofagasta to spend a further $1.4 million on the project in 2013, mainly on drilling.  The main target at Alvalade is economic copper mineralization.

Antofagasta can also earn an additional 24% interest in the project by completing a feasibility study on the project within five years.

Antofagasta is a wholly owned subsidiary of Antofagasta plc whose main operations are in Chile where it owns and operates four copper mines, which in 2012 produced 709,600 tonnes of copper, 299,900 ounces of gold and 12,200 tonnes of molybdenum.

Covas Project (19.5 km2) - Blackheath Resources Inc. -- Tungsten/Gold Belt, Northern Portugal

Blackheath fulfilled its commitment to earn a 51% interest in the Covas Property by spending €300,000 prior to March 20, 2013. Blackheath can also earn an additional 19% of Covas by spending €700,000 on exploration at Covas by March 20, 2014, and a further 15% by completing a pre-feasibility study by March 20, 2016.  We expect Blackheath to continue funding the exploration program at Covas in 2013, mainly for drill targeting and core drilling.

Blackheath is led by an experienced management team that has successfully advanced and sold tungsten projects in Portugal in the past.

Exploration Properties ready to be optioned to partners

Portugal – Alvito, Arga

Avrupa has completed early stage work on the Arga tungsten/gold project (27.9 km2) in Northern Portugal and is working to option out this project.

We have just completed a site visit to the Alvito license (988.9 km2) and expect to have at least one more visit from a potential partner around the end of June.  In addition, the government of Portugal will issue a new Marateca license to Avrupa in the near future.  The license is also ready for site visits by potential partners.  Avrupa hopes to option out one of these copper-focused projects soon enough to commence new work during the present field season.

Kosovo – Slivovo, Glavej, Kamenica, Selac, and Koritnik

Avrupa has completed sufficient early stage exploration work at its projects in Kosovo to option them out to a partner as a group or as individual projects. Over the past year, four potential partners have visited the sites, and it is possible that these projects will be optioned out soon. These projects are prospective for gold, silver and base metals.

Exploration Properties in the pipeline

Portugal – Arcas, Candedo, Sabroso and Sines.

Avrupa recently acquired the Candedo (52.4 km2), Sabroso (11.4 km2), and Arcas (75.8 km2) properties in Northern Portugal and has completed some early stage sampling and prospecting on these projects.  Further work is underway to assess and prepare these projects to be advanced to joint venture ready status.  These projects have the potential for gold, silver and tungsten mineralization.

The Sines project (160 km2) is located at the northwestern extent of the Iberian Pyrite Belt in Portugal.  Avrupa acquired the license in late 2012 in an area of the Belt that has seen little previous exploration work.

Germany – Erzgebirge Property

Avrupa has spent approximately $180,000 on exploration on the 307 km2 Erzgebirge Property in eastern Germany, including 550 soil samples and 255 rock samples, and has earned an 85% interest in the project.  The Project is an attractive intrusion-related gold target with significant anomalies in an area that has not been explored for gold but has been previously mined for tin, silver, base metals, and uranium among other commodities.

Annual General Meeting Results

Avrupa completed its Annual General Meeting whereby its Directors were re-elected, Paul Kuhn was re-appointed as the President and Chief Executive Officer, and Winnie Wong was re-appointed as the Chief Financial Officer and Corporate Secretary. All agenda items passed with 99% or better in favour.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for copper rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related gold-tungsten deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.